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EXHIBIT 23.3

CONSENT OF INDEPENDENT AUDITORS

        We consent to the reference to our firm under the caption "Experts" and to the use of the reports dated January 23, 2003 except for the footnotes entitled "Additional Interest Charges from Early Extinguishment of Debt," as to which the date is March 31, 2003, with respect to the consolidated financial statements and schedule of Owens-Illinois Group, Inc. and with respect to the consolidated financial statements of Owens-Brockway Packaging, Inc., Owens-Brockway Glass Container Inc., and OI Plastic Products FTS Inc., all of which are included in this Registration Statement on Form S-4 and related prospectus of Owens-Brockway Glass Container Inc. for the registration of $450.0 million of 7 3/4% Senior Secured Notes due 2011.

                      /s/ ERNST & YOUNG LLP

Toledo, Ohio
June 23, 2003

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CONSENT OF INDEPENDENT AUDITORS